INDEPENDENT BANK CORPORATION
230 West Main Street
Ionia, Michigan 48846
(616) 527-9450

May 29, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Independent Bank Corporation Amendment No. 3 to Form S-3
File No. 33-80088
CIK No. 0000039311
Accession No. 0000926044-02-000173

Dear Sir/Madam:

On May 24, 2002, the above referenced S-3/A filing was forwarded via Edgar. It has been determined that this S-3/A filing is a duplicate entry filed by mistake, and we are requesting withdrawal of this previously accepted S-3/A filing under Form Type AW. Please contact the undersigned at 616-366-6000 with any questions or comments you may have concerning the aforementioned matter.

Sincerely,

Independent Bank Corporation

/s/ Michael G. Wooldridge

Michael G. Wooldridge by Power of Attorney